Exhibit 99.1

Brief Profile of Mr. Dindayal Jalan:

Mr. DD Jalan, a Chartered Accountant, brings rich experience of over 40 years in business operations, financial management, corporate negotiations, financial control, business planning, due diligence, business development, treasury, capital raising, business restructuring, investor relations, commercial, taxation, people development and strategic planning.

He is pursuing an entrepreneurial stint by developing projects in agriculture and allied space and promoting start ups through angel network. He is currently an Independent Director on the board of companies including HDFC Trustee Company Limited, Gallantt Ispat Limited, Gallantt Metal Limited and Bharat Aluminium Company Limited.

Mr. Jalan started his career in 1978 with Aditya Birla Group’s Hindustan Gas & Industries Limited and was instrumental in transforming iron ore business of the associate Essel Mining to a mechanized mining & setting up a new SME business.

He moved to Birla Copper as a Jt. Executive President where he was involved from the project phase of its copper smelting business to developing it into a robust operating unit. He was responsible for raising finance, setting up of business process and system, organisation building for finance, concentrate procurement, marketing and commodity hedging.

Mr. Jalan has worked with Vedanta for 15+ years of which he spent 6 years as Business head / CEO of CMT - mining operations in Australia. Post that he was CFO of Vedanta for 11 years. He superannuated in late 2016 as the Group Chief Financial Officer.

Brief Profile of Mr. Sunil Duggal:

Mr. Duggal was appointed as the CEO & Whole-time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company in 2015. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Dy. CEO in 2014.

Mr. Sunil Duggal was appointed as the Interim CEO of the Company effective April 06, 2020 along with his role as CEO of HZL. Consequent upon superannuation of Mr. Duggal from HZL, he was appointed as the CEO of the Company for a period of 3 years effective August 1, 2020 till 31 July 2023.

Mr. Duggal is a result oriented professional with over 36 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities & risks and successfully drive efficiency & productivity whilst reducing costs & inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state of art environment friendly technologies and mechanization, automation & digitalization of operational activities has added great value.

He was born and brought up in Amritsar and comes from a humble background. His initial education is from DAV school, Amritsar and has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumni of IMD, Lausanne - Switzerland and IIM, Kolkata.

He is serving as Vice Chairman – International Zinc Association, President – Federation of Indian Mineral Industries, President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – CII National Committee on Mining.